20770 Hwy 281 N., Suite 108-619

San Antonio, TX 78258

281-702-2137 (P)

866-862-1719 (F)

March 28, 2019

VIA EDGAR

US Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attn: Mr. Sonny Oh

Re:	Timothy Plan Definitive Proxy Statement

File Nos. 811-08228 and 333-73248

Dear Mr. Oh:

On behalf of the Timothy Plan (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Definitive Proxy Statement which will be used in connection with a special meeting of the shareholders of the Timothy Plan Growth and Income Fund (the “Fund”), a separate series of the Trust, to be held on Monday, April 29, 2019 (the “Special Meeting”). This Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about March 29, 2019. The Definitive Proxy addresses all the comments you and your colleagues made to the Preliminary Proxy, previously filed on February 15, 2019. In particular, the following comments have been addressed:

Comment 1-	You requested that two sentences be deleted from the description of the sole proposal to be considered at the Special Meeting, and that the proposal be clarified to make clear that the new Sub-Adviser will be managing only the fixed income portion of the Fund’s portfolio. We have made those changes, and the sole proposal now reads:

Approval by the Fund’s shareholders of a new investment sub-advisory agreement with Barrow, Hanley, Mewhinney & Strauss, LLC (“BHMS”) to manage the fixed income allocation of the Fund’s portfolio.

Comment 2-	You requested that the mailing date for the proxy, disclosed in the introduction, be corrected. We have corrected the date.

Comment 3-	You requested that disclosure be added to address proxies that were properly completed but received late. We have added the following disclosure:

Proxies that are properly completed but received after the Special Meeting will be included for purposes of obtaining a quorum, but will not be counted towards the vote itself. However, if the Special Meeting is adjourned to a later date and the proxy is received before the next Meeting date, the vote will be counted.

Comment 4-	You requested that the “Any Other Business” proposal be deleted. We have deleted the proposal.

Comments, 5, 6

and 7- You requested that the costs of the proxy be disclosed, that any third party proxy solicitor be disclosed, along with the terms of the engagement, and the name and address of a contact person be added. We have made the following changes in response to these comments:

TPL has engaged the services of AST Fund Solutions (“AST”) to manage and oversee the proxy solicitation. AST will be conducting the mailing and tabulation of proxies, will provide an internet voting portal, will interface with fund intermediaries, and will conduct any necessary solicitations. The estimated costs of the Special Meeting and proxy solicitation is approximately $15,000, all of which will be paid by TPL. You can revoke your proxy by sending in another proxy with a later date, or by notifying the Trust’s Secretary, in writing, that you have revoked your proxy prior to the Special Meeting. If you have any questions or issues, you may call Mr. Terry Covert of TPL, 1055 Maitland Center Commons, Maitland, FL 32751.

Comment 8-

You requested that reference be made to the section of the Investment Company Act of 1940 be provided to justify the use of the term, “Manager of Managers” in reference to the role of Timothy Partners, Ltd. in the description of the Fund’s investment adviser. After reflection, and in order to avoid confusion, the sentence containing that term has been eliminated.

Comment 9-	You requested that the defined term, “Investment Manager”, be changed to “Sub-Adviser”. We have made that change throughout the document.

Comment 10 &

11- You requested that the date of the sub-advisory agreement between TPL and James be disclosed, as well as the date of last shareholder approval. You further requested that the agreement be described and the reason(s) for James’ resignation be provided. In response, we have added the following paragraphs 3 and 4 to the section entitled “The Investment Management Structure”:

The Fund currently engages a sub-adviser to manage its entire investment portfolio. James Investment Research, Inc. (“James”) has been the Sub-Adviser to the Fund since its inception in October 2013. The James Sub-Advisory Agreement was last approved by shareholders in October, 2013. Under the terms of the James sub-advisory agreement, James manages the day-to-day investment and reinvestment of the Fund’s portfolio and continuously reviews, supervises and administers the investment program of the Fund, all under the supervision of TPL and the Trust’s Board. Under the agreement, James is not liable for any error of judgment or any loss unless the error or loss results from the gross negligence, bad faith or willful malfeasance of James. The agreement may be terminated without penalty by any party upon 60 days written notice. Th James sub-advisory agreement is identical in all material respects to the sub-advisory agreement attached to this proxy as Exhibit B.

James announced its intention to resign as Sub-Adviser to the Fund, effective upon the approval of its replacement. James decided to resign for internal reasons. At a meeting held on November 16, 2018, the Board of Trustees agreed to amend the Fund’s investment strategies and to engage BHMS as Sub-Adviser of the Fund’s fixed income allocation. Under the Fund’s amended investment strategies, TPL will be responsible for allocating the Fund’s assets between stock and fixed income investing and will be responsible for managing the stock portion of the Fund’s portfolio. At a meeting held on February 22, 2019, the Board ratified its November decision.

Comment 12-

In the discussion of the proposed replacement sub-adviser, Barrow Hanley Mewhinney & Strauss, you requested that the discussion be expanded to include the information required by Item 22(c)(2) of the proxy rules. That information has been added.

Comment 13-	You requested that the discussion of BHMS’ duties be clarified. Those changes have been made.

Comment 14-	You requested that the BHMS discussion be expanded to include the information required by Item 22(c)(11), Instruction 1. The following language has been added to the discussion:

The Board considered the following factors in arriving at its conclusions to approve the BHMS Sub-Advisory Agreement. First, the Board considered the fees charged by BHMS in light of the services provided by BHMS to other similar clients and to other funds in the Trust. After full and careful consideration, the Board, with the independent trustees separately concurring, agreed that the fees charged by BHMS and paid out of the fees received by TPL were fair and reasonable in light of the services provided by BHMS. In reaching that determination, the Board relied on reports describing the fees paid to BHMS. Next, the Board discussed the nature, extent and quality of BHMS’s services to each Fund, including the investment performance of the Funds under BHMS’s investment management. The Board generally approved of BHMS’s performance, noting that the Funds managed by BHMS invested in a manner that did not rely exclusively on investment performance. Further, the Board noted with approval that BHMS did not succumb to “style drift” in its management of each Fund’s assets, and that BHMS was committed to maintain its investment mandate, even if that meant under performance during periods when that style was out of favor. The Board noted with approval BHMS’s ongoing efforts to maintain such consistent investment discipline. Next, the Board considered whether BHMS’s proposed fee structure would allow the Fund to realize economies of scale as it grows. The Board decided that this particular factor was moot with respect to the BHMS Sub-Advisory Agreement because BHMS was paid out of the fees paid to TPL. After careful discussion and consideration, the Board, including the independent Trustees separately concurring, unanimously determined that the renewal of the BHMS Sub-Advisory Agreement for an initial two-year period would be in the best interests of the Fund’s shareholders. In approving the BHMS Sub-Advisory Agreement, the Board did not place specific emphasis on any one factor discussed above, but considered all factors in equal light. Further, the Board had available and availed itself of the assistance of legal counsel at all times during its consideration of the BHMS Sub-Advisory Agreement consideration.

Comment 15-	You requested that disclosure be added explaining who UBS Prime Consultants were. The requested disclosure has been added.

Comment 16-	You requested that the old and new sub-advisory agreement be compared. Reference has been made in multiple places throughout the proxy that the two agreements are essentially identical.

Comment 17-	Not applicable

Comment 18-	You requested that an explanation be provided for why the fee rates to be charged by BHMS are the same as those currently charged by James. In response, the following disclosure has been added:

Although BHMS will not be managing the entire portfolio, but will manage only the fixed income allocation, the resources required to manage fund assets are substantial and the allocation will fluctuate over time. Accordingly, all parties believed that the nature of the engagement was similar to that of James and the fee structure should follow the James structure.

Comment 19-	You requested that the discussion relating to alternatives available to the Board should the vote fail be provided. The following discussion has been inserted:

If the Fund’s shareholders do not approve this Proposal, the Trust will consider other alternatives, including proposing another sub-adviser, having TPL manage the Fund independently, or closing the Fund.

Comment 20-	Disclosure relating to Item 22(c)(13) is not required.

Please direct all questions or comments regarding the foregoing to me at 281-702-2137. Thank you for your consideration.

Sincerely,

DAVID D. JONES, Esq.